                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                    OR 12(g) OF THE SECURITIES ACT OF 1934

                             EBS Building, L.L.C.
           -------------------------------------------------------
                (Name of Small Business Issuer in Its Charter)



                       Delaware                   43-1794872
            --------------------------------   --------------------
             (State or Other Jurisdiction of  (I.R.S. Employer
             Incorporation or Organization)   Identification  No.)

               c/o Price Waterhouse LLP
                  800 Market Street
                 St. Louis, Missouri               63101-2695
            --------------------------------   --------------------
      (Address of Principal Executive Offices)     (Zip Code)

                                (314) 206-8500
           -------------------------------------------------------
                         (Issuer's Telephone Number)

     Securities to be registered under Section 12(b) of the Act:

    Title of Each Class             Name of Each Exchange on Which
    to be so Registered             Each Class is to be Registered
    -------------------  --------------------------------------------------
          N/A                                      N/A
    -------------------  --------------------------------------------------

     Securities to be registered under Section 12(g) of the Act:

                           Class A Membership Units
           -------------------------------------------------------
                               (Title of Class)

                             REGISTRATION STATEMENT

INTRODUCTION.

     This Registration Statement of EBS Building, L.L.C., a Delaware limited liability company (the "Company"), contains the information required by Alternative 2 of Form 10-SB.

     The Company began operations on September 26, 1997, the effective date of the Joint Plan of Reorganization (the "Plan of Reorganization"), of Edison Brothers Stores, Inc. ("Edison") and its affiliates. Pursuant to the Plan of Reorganization, Edison transferred title to its land and headquarters building at 501 North Broadway in downtown St. Louis, Missouri, to the Company on September 26, 1997, as part of the overall distribution to holders of Allowed General Unsecured Claims against Edison (as defined in the Plan of Reorganization). Pursuant to the terms of the Members Agreement of the Company, dated as of September 26, 1997 (the "Members Agreement"), the holders of the Allowed General Unsecured Claims ultimately received Class A Membership Units (the "Class A Units") in consideration of their respective claims.

                                     PART I

                                 ALTERNATIVE 2

DESCRIPTION OF BUSINESS (ITEM 6 OF MODEL B OF FORM 1-A)

     This Registration Statement contains forward-looking information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty, including trends in the real estate investment market, projected leasing and sales, and the future prospects for the Company. Actual results could differ materially from those contemplated by such statements.

     The Company was formed as a limited liability company under the Delaware Limited Liability Company Act (the "Delaware Act") on September 25, 1997, for the exclusive purpose of acquiring, owning, managing, maintaining, repairing, leasing, selling, hypothecating, mortgaging or otherwise dealing with the building located at 501 North Broadway, St. Louis, Missouri (the "Building") and for receiving, administering and distributing any proceeds resulting therefrom, as more fully described in the Members Agreement. The Company was formed in connection with the reorganization of Edison and its affiliates pursuant to the Plan of Reorganization filed in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). The Bankruptcy Court issued its Order Confirming the Plan of Reorganization on September 9, 1997, as supplemented by an Order of the Bankruptcy Court dated February 19, 1998 (collectively, the "Confirmation Order").

     On September 26, 1997, Edison transferred the title of the Building to the Company in exchange for 10,000,000 Class B Membership Units of the Company (the "Class B Units"), which represented all of the outstanding Membership Units of the Company. On December 12, 1997, in accordance with the Members Agreement and the Plan of Reorganization, Edison


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canceled 9,058,041 Class B Units and simultaneously issued 9,058,041 Class A
Units to holders of Allowed General Unsecured Claims. Subsequently, Edison canceled an additional 280,560 Class B Units and issued an additional 280,560 Class A Units to holders of Allowed General Unsecured Claims. All outstanding Class B Units will eventually be canceled and an equivalent number of Class A Units issued to the holders of Allowed General Unsecured Claims as required by the Members Agreement and the Plan of Reorganization. There are currently 9,338,601 issued and outstanding Class A Units.

     The Members Agreement contemplates that the Company will sell the Building by September 26, 2000, or if not by then, within an extension of the term of the Company approved by the Bankruptcy Court. In certain circumstances, the manager of the Company (the "Manager") has the right to extend the term of the Company, with the approval of the Bankruptcy Court for good cause shown, for one or more additional two year periods beyond September 26, 2000. See "SELECTED ADDITIONAL DISCLOSURE ITEMS -- Summary of the Members Agreement - Term of the Company," below. Upon the sale of the Building, the Company will distribute the sale proceeds to the Class A Members in accordance with the terms of the Members Agreement. See "SELECTED ADDITIONAL DISCLOSURE ITEMS -- Summary of the Members Agreement - Distributions to Class A Members," below.

     The business in which the Company is engaged is highly competitive, in terms of both leasing available office space and eventually selling the Building. The Building is located in downtown St. Louis and is subject to leasing competition from other similar types of properties in downtown St. Louis and throughout the St. Louis area. The Company competes for tenants for the Building with numerous other individuals and entities engaged in real estate leasing activities. Competition is based on such factors as location, rent schedules and services and amenities provided. In addition to leasing competition, there is competition in the Company's business of disposing of the Building considering the competition in the institutional real estate market for attractive real estate investment properties.

     The Building is considered a Class A property for real estate investment purposes. According to Insignia Commercial Group, Inc., the vacancy rate in downtown St. Louis for Class A property was less than ten percent as of December 1997. Market concerns include both actual and potential departures of major St. Louis companies and/or divisions of such companies including Ralston Purina Company, SBC Communications, Inc., The Boeing Company and Trans World Airlines Inc., as well as consolidations in the banking industry.

     The Company has no employees. The operations of the Company are the responsibility of the Manager. See "Directors, Executive Officers and Significant Employees," below.

     On September 26, 1997, the Company entered into a property management agreement (the "Edison Property Management Agreement") with Edison to provide interim management to the Building. Such agreement provided for the appointment of Edison to operate, manage and supervise the Building. As compensation for such services, Edison received a management fee equal to three percent of gross operating receipts. In addition, the Company agreed to reimburse

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

Edison for the portion of salaries and fringe benefits paid to Edison facilities services employees related to the operation and management of the Building as well as other out-of-pocket expenditures. The Edison Property Management Agreement was terminated on January 31, 1998.

     On September 26, 1997, the Company entered into an exclusive listing agreement (the "Cushman Agreement") with Cushman & Wakefield of Missouri, Inc. ("Cushman"). Such agreement granted Cushman the exclusive right to lease office space located within the Building. The Cushman Agreement was terminated on December 31, 1997.

     On December 31, 1997, the Company entered into a commercial property management and leasing agreement (the "Insignia Agreement") with Insignia Commercial Group, Inc. ("Insignia"). The Insignia Agreement granted Insignia the exclusive right to lease office space located within the Building commencing on January 1, 1998. Insignia receives certain commissions for its leasing work, which commissions could range up to five percent of gross rentals, depending on certain variables. The Insignia Agreement also engaged Insignia to manage and operate the Building commencing on February 1, 1998, in consideration of certain management fees. Additionally, Insignia receives a construction management fee with respect to non-routine capital improvements in the Building. The Company reimburses Insignia for its on-site employee salaries, bonuses and benefits and its out-of-pocket costs incurred in connection with its services. Insignia is also provided with free rental of furnished office space in the Building.

     The Company's transfer agent for the Class A Units is Norwest Bank Minnesota, N.A., which was retained by the Company to serve in such capacity pursuant to a transfer and paying agency agreement entered into on December 9, 1997.

     During the next 12 months, the Company will continue to manage, maintain, repair, lease, mortgage or otherwise deal with the administration of the Building. The Company, through its leasing agent, intends to seek additional leases for office space within the Building. Additionally, the Company may enter into negotiations for the sale of the Building in accordance with the Members Agreement.


DESCRIPTION OF PROPERTY (ITEM 7 OF MODEL B OF FORM 1-A).

     The Building is a twelve-floor office building with 434,136 square feet of rentable space, which square footage includes 9,393 square feet of meeting rooms and 13,008 square feet of mezzanine space, and which also has a subterranean parking garage containing 159 parking spaces. The Building is located at 501 N. Broadway, St. Louis, Missouri. The Building serves as Edison's headquarters and was deeded to the Company by Edison by quit claim deed on September 26, 1997. The Building was built in 1985.

     The Company does not own any real estate other than the Building and underlying real estate, and will not otherwise invest in interests in real estate or real estate mortgages.


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


     The Company believes that the Building is adequately insured. Allendale Mutual Insurance Company provided the property insurance as of January 31, 1998. Commencing February 1, 1998, Travelers Indemnity of Illinois provides property insurance for the Building.

     The Building has tenants leasing 339,460 square feet for an occupancy rate of 78% (such occupancy rate is based on 434,136 square feet of rentable space which includes 9,393 square feet of meeting rooms which are currently not available for lease and are used as a building amenity available to all tenants).

     The only tenant in the Building that occupies greater than 10% of the rentable space is Edison with a lease of 273,068 rentable square feet which represents 63% of the Building's total rentable square footage. The Edison lease, as required by the Plan of Reorganization, provides for an effective rental rate of $9.00 per square foot, excluding 13,008 square feet of mezzanine space which is demised under Edison's lease rent free. The Edison lease expires in September, 2000 with an option to extend for one year at $12.00 per square foot or for seven years at prevailing market rates. Edison is primarily engaged in the specialty retail apparel industry and utilizes the office space in the Building for its headquarters. The Company has been advised that the Edison lease is below market value for Class A properties in the downtown St. Louis market.

     The Company entered into a lease for office space on February 16, 1998, with the term commencing March 1, 1998, for the lease of 20,280 square feet in the Building. Such lease provides for the Company to pay for tenant improvements of up to $304,200 in the aggregate as well as initial space planning fees of $3,042. The lease expires on February 28, 2008.

     The remainder of the occupied space in the Building serves as corporate office space for various other tenants.

     The annual average rental rate of all tenants, including Edison, is $10.17 per square foot.

     The following table sets forth certain information with respect to the leases in the Building, as of April 30, 1998:



      NUMBER OF                             ANNUAL RENT AS OF     CURRENT % OF GROSS
YEAR  EXPIRATIONS           SQUARE FOOTAGE      4/30/98               ANNUAL RENT
----  --------------------  --------------  --------------------  --------------------
1999           1                5,559                 $   86,165           2%
----  --------------------  --------------  --------------------  --------------------
2000           2               286,675                $2,544,645          74%
----  --------------------  --------------  --------------------  --------------------
2001           3                26,946                $  541,408          16%
----  --------------------  --------------  --------------------  --------------------
2008           1                20,280                $  278,911           8%
----  --------------------  --------------  --------------------  --------------------

     Effective March 16, 1998, the Company entered into a $2,000,000 revolving line of credit with First Bank, a Missouri banking corporation (the "Line of Credit"). The Company presently intends to use the Line of Credit for working capital needs and tenant improvements. Borrowings under the Line of Credit bear interest at a rate per annum equal to the LIBOR rate plus 225 basis points. There was no commitment fee for this Line of Credit. Payments due for borrowings on the Line of Credit are for interest only until maturity (March 15, 1999), when all

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outstanding principal and interest is due and payable.  As of the date of this report, there were no outstanding borrowings under the Line of Credit. The Line of Credit is secured by a first mortgage on the Building.

     The net federal tax basis of the Building is $7,303,794 (gross cost of $41,820,332 less accumulated depreciation of $34,516,538). Included in the net federal tax basis is land cost of $1,222,815. The accumulated depreciation includes a depreciation allowance for the period September 26, 1997, to December 31, 1997, of $497,834. If calculated on a full year, the depreciation allowance would have been $1,991,334. Such depreciation allowance is calculated using the federal method of depreciation and recovery periods applicable for the year the assets were placed into service.

     Real estate taxes on the Building for calendar year 1997 were $385,299.20. The Company's pro-rata share of these taxes, for the period from September 26, 1997 to December 31, 1997 was $101,338.97.


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES (ITEM 8 OF MODEL B OF FORM 1-A).

     Section 3.1 of the Members Agreement provides that the Company will be managed by a manager designated as such by the Official Committee of Unsecured Creditors in the Edison Chapter 11 case and confirmed by an order of the Bankruptcy Court. On September 26, 1997, Price Waterhouse LLP was designated the Manager of the Company by the Official Committee of Unsecured Creditors, and on February 19, 1998, the Bankruptcy Court issued an order confirming the designation. Pursuant to Article III of the Members Agreement, the Manager of the Company is responsible for all aspects of the Company's operations.
Certain actions of the Manager, however, are subject to the approval of either the holders of a majority of the Class A Units (the "Requisite Holders") or the Designation Members (as defined below), which actions are specified in Section
3.5.2 of the Members Agreement and described below. The Manager serves as the Manager of the Company until its resignation or removal in accordance with
Section 3.8 of the Members Agreement.

     The Members Agreement defines "Designation Members" as the three Members who, as of the date that any action is to be taken under the Members Agreement, hold the largest percentage of Class A Units and hold at least five percent of the total number of Class A Units. In making this determination, (i) any person and its affiliates will be treated as a single person; (ii) any affiliates of Edison will be disregarded; and (iii) any person who notifies the Company that he or she does not wish to be a Designation Member shall be disregarded.

     As of the date hereof, the Manager believes that the following entities are the Designation Members of the Company:

      Swiss Bank Corporation
      222 Broadway, 20th Floor
      New York, NY 10038



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


      Citibank, N.A.
      599 Lexington Avenue, 21st Floor
      New York, NY 10043

      Contrarian Capital Management, L.L.C.
      (on behalf of funds for which it acts as general partner)
      411 West Putnam Ave., Suite 225
      Greenwich, CT 06830

     The Designation Members or Requisite Holders have the power to remove the Manager of the Company with or without cause. In addition, the Designation Members have the power to call meetings of Members. Further, the approval of either the Designation Members or the Requisite Holders is required prior to the Manager (i) adopting any annual budget for the Company, (ii) entering into any lease agreement for more than 20,000 square feet, except for the current lease agreement with Edison for the Edison corporate headquarters and (iii) making or committing to make an expenditure in an aggregate amount exceeding $1,000,000 for additions to the Company's property, plant or equipment. The approval of the Designation Members or the Requisite Holders is also required before the Manager causes the Company to enter into any contract for sale of the Building.

     As indicated above, the Manager of the Company is Price Waterhouse LLP, 800 Market Street, St. Louis, Missouri 63101-2695. Keith F. Cooper, a partner of Price Waterhouse LLP, is the primary contact for the Manager with respect to the Company.

     The background and experience of Keith F. Cooper are as follows:

     Keith F. Cooper is a Certified Public Accountant and a Partner of Price Waterhouse LLP in the St. Louis office. He has been with Price Waterhouse for over 14 years. He has provided extensive services to debtors and creditors in reorganization and bankruptcy related matters, both in-court and out-of-court. These services have included providing operational and financial due diligence services, appointment as the Receiver in connection with foreclosure actions and assistance in the liquidation of several companies. He has also provided turnaround and crisis management services to underperforming companies in a number of industries. These services involve the development and implementation of effective measures to improve the operations and financial condition of these companies. In this role, Mr. Cooper has served in the role of interim management. In addition, he has also provided extensive services to businesses and law firms in the resolution of disputes including consulting and testimony on economic, financial and forensic accounting issues.


REMUNERATION OF DIRECTORS AND OFFICERS (ITEM 9 OF MODEL B OF FORM 1-A).

     The Company does not have a Board of Directors or any corporate officers. The Designation Members are not compensated by the Company in connection with their service as Designation Members. The Manager is compensated based upon the actual hours devoted to Company business by each staff member of the Manager multiplied by the hourly billing rates of each such staff member. As of December 31, 1997, a $124,000 accrual was made for fees and expenses of the Manager in connection with its services as Manager as well as tax consulting

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

services and preparation of the Company's Annual Report. As of March 31, 1998, the Manger has been paid $73,794 for fees and expenses of the Manager in connection with its services as Manager as well as tax consulting services and preparation of the Company's Annual Report. In addition, a $139,485 accrual was made for additional fees and expenses of the Manger incurred but not paid through March 31, 1998.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS (ITEM 10 OF MODEL B OF FORM 1-A).

     The Manager is not the record or beneficial owner, directly or indirectly, of any Class A Units or of any Class B Units.

     As of April 30, 1998, Swiss Bank Corporation, together with its affiliates and subsidiaries, is the record owner of 1,538,322 Class A Units, or
approximately 16.5% of the issued and outstanding Class A Units.   Further,
Citicorp North America, together with its affiliates and subsidiaries, is the record owner of 1,559,951 Class A Units, or approximately 16.7% of the issued and outstanding Class A Units as of April 30, 1998. The principal business addresses of each of the above companies are listed in "Directors, Executive Officers and Significant Employees," above.

     As of April 30, 1998, various investment entities managed by and investment management clients of Contrarian Capital Management, L.L.C. and/or Contrarian Capital Advisors, L.L.C. are the owners of record of 2,422,586 Class A Units, or approximately 25.9% of the issued and outstanding Class A Units. Contrarian Capital Management, L.L.C. and/or Contrarian Capital Advisors, L.L.C. hold or share the power to vote or to direct the voting of all of such Class A Units. The principal business address of Contrarian Capital Management, L.L.C. and Contrarian Capital Advisors, L.L.C. is 411 West Putnam Ave., Suite 225, Greenwich, Connecticut 06830.

     Edison is the record owner of all of the issued and outstanding Class B Units, which, as of April 30, 1998, is 661,399 Class B Units. The address of Edison is 501 North Broadway, St. Louis, Missouri 63102. The issued and outstanding Class B Units will be exchanged from time to time by Edison for Class A Units in accordance with the terms of the Members Agreement. See "SELECTED ADDITIONAL DISCLOSURE ITEMS -- Summary of the Members Agreement - Formation; Capital Contributions," below.


INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS (ITEM 11 OF MODEL B OF FORM 1-A).

     During 1997 and January, 1998, Edison was employed by the Company as the property manager of the Building. As property manager, the Company paid Edison management fees and reimbursed Edison for employee salaries totaling $135,082 for the period from September 26, 1997, through January 31, 1998. As of March 31, 1998, the Company was due $75,506 from Edison primarily relating to overpayment of payroll costs.

     As described in more detail in "Description of the Property," above, Edison leases 273,068 rentable square feet in the Building, which represents 63% of the Building's total rentable square footage, for use as its headquarters. The Company has been advised that the rent payable pursuant to the Edison lease is below market value for Class A property in downtown St. Louis.





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


SECURITIES BEING OFFERED (ITEM 12 OF MODEL B OF FORM 1-A).

     Although the Company is not offering any securities at this time, the following is a brief description of the Class A Units and the Class B Units.

     The Class A Units:

     The Class A Units have been and will continue to be issued from time to time to certain holders of Allowed General Unsecured Claims (as defined in the Plan of Reorganization). Subject to the payment of or the establishment of reserves for certain other obligations of the Company, the holders of Class A Units are entitled to a distribution of all the available net profits of the Company at least annually in proportion to their Class A Sharing Percentages (as defined in the Members Agreement). Upon dissolution and liquidation of the Company, Class A Members are entitled to distributions in accordance with their respective Capital Account balances (as defined in the Members Agreement). Holders of Class A Units are entitled to vote, and a majority vote of all the Class A Units represented at a meeting constitutes an act of the Members. The Class A Units do not carry any preemptive, conversion or redemption rights. Additionally, the Class A Units are not subject to any additional capital calls or assessments. See "SELECTED ADDITIONAL DISCLOSURE ITEMS -- Summary of the Members Agreement," below, for a more detailed discussion of the rights and obligations of the Class A Members.

     The Class B Units:

     The Class B Units are held by Edison. Pursuant to the Plan of Reorganization, Edison will, from time to time, cancel certain Class B
Units in exchange for an equal number of Class A Units and distribute such Class A Units to holders of Allowed General Unsecured Claims. The Class B Units carry no dividend, distribution, voting, liquidation, preemptive, or redemption rights. The Class B Units are not subject to additional capital calls or assessments. The Company is required to make tax distributions to Edison in an amount equal to the taxable income of the Company allocated to Edison. See, "SELECTED ADDITIONAL DISCLOSURE ITEMS - Summary of the Members Agreement - Distributions to Edison" and " -- Allocation of Income and Losses," below, for a more detailed description of the Company's obligations to Edison with respect to the allocation of tax liability.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER SHAREHOLDERS MATTERS.

     As of April 30, 1998, there were approximately 1,015 record holders of
Class A Units and one holder of Class B Units of the Company.   The
Company is not aware of any price quotations for the Class A Units. The Class B Units are not tradable.


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


     The Company has not declared or paid any cash distributions on any of its Class A Units or Class B Units since the inception of the Company on September 25, 1997. The Members Agreement provides that the Manager will distribute the net profits of the Company to the Class A Members in proportion to their respective Class A Sharing Percentages (as defined in the Members Agreement), subject to the payment of taxes, expenses, advisors fees, tax distributions to Edison, and payment of outstanding loans. In addition, all distributions are subject to a determination by the Manager that the Company will have sufficient reserves to meet its current and anticipated needs to fulfill its business purpose. See "SELECTED ADDITIONAL DISCLOSURE ITEMS - Summary of the Member's Agreement - Distributions to Class A Members," below.

     All of the currently issued and outstanding Class B Units may be exchanged from time to time by Edison for Class A Units, which Class A Units shall be distributed by Edison to holders of Allowed General Unsecured Claims of Edison in accordance with the provisions of the Members Agreement. See "SELECTED ADDITIONAL DISCLOSURE ITEMS -- Summary of the Member's Agreement - Formation; Capital Contributions," below. As of April 30, 1998, there were 661,399 Class B Units issued and outstanding.

     All Class A Units are freely tradable by persons other than "affiliates" of the Company without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The Class A Units held by affiliates may not be sold unless registered under the Securities Act or unless an exemption from registration, such as Rule 144, is available. In general, under Rule 144 each affiliate may sell within any period of three months a number of Class A Units equal to the greater of 1% of the then outstanding Class A Units and the average weekly trading volume of Class A Units reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the sale. The Company does not know whether any sales of Class A Units will be so reported. Sales under Rule 144 are also subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is not a party to any material pending legal proceedings. The Company is not aware of any legal proceeding against the Company being contemplated by any governmental authority.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no changes in the Company's independent public accountants since the formation of the Company, and no disagreements with such accountants on any matter of accounting principles, practices or financial statement disclosure.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     On September 26, 1997, Edison transferred the title of the Building to the Company in exchange for 10,000,000 Class B Units of the Company, which at the time represented all of the outstanding Membership Units of the Company. On December 12, 1997, in accordance with the

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

Members Agreement and the Plan of Reorganization, Edison canceled 9,058,041 Class B Units and simultaneously issued 9,058,041 Class A Units to holders of Allowed General Unsecured Claims. All outstanding Class B Units will eventually be canceled and an equivalent number of Class A Units issued to the holders of Allowed General Unsecured Claims as required by the Members Agreement and the Plan of Reorganization.

     On December 31, 1997, Edison held 941,959 Class B Units. Subsequently, on February 6, 1998, another 280,560 Class B Units were canceled and simultaneously 280,560 Class A Units were issued.

     The Company believes that all the above mentioned sales of securities were exempt from registration under the Securities Act pursuant to Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) exempts from registration the offer and sale of securities under a plan of reorganization if three requirements are met: (i) the securities must be offered or sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor of the debtor under the plan; (ii) the recipients of the securities must hold a pre-petition or administrative expense claim against the debtor or interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that it is a "successor" to the debtor within the meaning of Section 1145(a)(1) of the Bankruptcy Code and that it has satisfied all the other requirements of such section.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company has no directors or officers. Pursuant to Section 3.9 of the Members Agreement, the Company indemnifies and holds harmless, to the fullest extent permitted under Delaware law, the Manager, the Tax Matters Partner (as defined in the Members Agreement), the Members or any member, partner, shareholder, director, officer, agent, affiliate and professional or other advisor of any of them, from and against any losses, costs, damages, expenses or liabilities incurred by reason of an act or omission made in connection with the business of the Company. Indemnification is not available, however, if a court determines that the loss, cost, damage, expense or liability resulted primarily from any indemnified person's gross negligence or willful breach of a material provision of the Members Agreement.

     Section 18-108 of the Delaware Act provides that a limited liability company may indemnify and hold harmless any member, manager or other person from and against any and all claims.


                      SELECTED ADDITIONAL DISCLOSURE ITEMS

FIDUCIARY RESPONSIBILITY OF THE MANAGER.

     The Delaware Act provides that members and managers of a limited liability company are not personally liable for any debts of the company solely by reason of being a member or acting as a manager. Unlike the obligation of a general partner in a partnership, the Delaware

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

Act provides that a manager's duties (including fiduciary duties) and liabilities may be restricted by provisions in the limited liability company agreement. In addition, any member or manager acting under a limited liability company agreement is not liable to the limited liability company or to any other member or manager for acts or omissions made in good faith reliance on the provisions of the limited liability company agreement.

     The Members Agreement provides that the Manager is not liable or accountable, in damages or otherwise, to the Company or to any Members for anything that it may do or refrain from doing, except in the case of its willful breach of a material provision of the Members Agreement or its gross negligence in connection with performing its duties thereunder. Therefore, holders of the Class A Units have a more limited right of action than they would have absent the limitation in the Members Agreement. See "Indemnification of Directors and Officers," above, and "Summary of the Members Agreement - Limitations on Liability of the Manager," below.


RISK FACTORS.

     The following risk factors, together with the other information contained herein should be considered, in evaluating the Company and its business.

     Lack of Operating History

     The Company has only recently been organized and has limited financial and operational history. Thus, no assurances can be made that the Company will operate profitably in the future, will have adequate working capital or will otherwise achieve its objectives.

     Restrictions on Transferability; No Market for Membership Units

     The Class A Members may transfer their Class A Units only upon compliance with the procedures set forth in the Members Agreement, which requires, among other things, advance notice to the Manager of the transfer. See "Summary of the Members Agreement --Transferability of Membership Units," below.

     Economic Risks of Investing in Real Estate

     The real estate business is highly competitive and is subject to numerous inherent risks, including changes in general or local economic conditions, real estate values, interest rates, availability of mortgage funds, real estate tax rates and other operating expenses, the possibility of competitive over-building and of the Company's inability to obtain or maintain full occupancy of the Building, governmental rules and fiscal policies, acts of God and other factors which are beyond the control of the Manager. The Building is subject to leases providing for fixed payments to the Company during the terms of the respective leases and, in some cases, renewal options. There can be no guarantee of the tenants' continued ability to satisfy such obligations. Moreover,

Edison, as a tenant leasing 63% of the rentable space in the Building, presents a concentration risk to the Company.

     Operating Risks

     The Company will have certain liability risks (fire, personal injury and the like) which could adversely affect the Company. While the Company believes that it has been reasonably insured against such risks, there can be no assurance that such insurance will be available or adequate for the risks described.

     Lack of Diversification

     The Company owns only one material asset, consisting of the Building. See "Description of Property," above. Accordingly, the results of the Company will depend entirely upon the results of operations of the Building.


     No Assurance of Profits or Cash Distributions

     There can be no assurance as to when or if cash will be available for distribution to the Members. See "Summary of the Members Agreement -- Distributions to Class A Members," below.

     Reliance on Management

     The Manager has sole control over most aspects of the Company, and the Class A Members have very limited rights to participate in the management of the Company and in the management and operating decisions relating to the Building. See "Summary of Members Agreement - Certain Duties and Responsibilities of the Manager" and " - Rights and Powers of the Class A Members and Designation Members," below. The Manager will devote as much time to Company matters as it, in its sole discretion, deems appropriate.

     Tax Risks

     Limited Liability Company. The Company has been organized as a Delaware limited liability company ("LLC"). LLCs are a relatively new form of entity. Although LLCs offer certain advantages, including limited liability for the members of an LLC, the federal income tax implications associated with LLCs are still developing. In addition, there is considerable uncertainty and diversity among the states in their treatment of LLCs for state income tax purposes.

     Classification of the Company as a Partnership for Tax Purposes. Under the recently finalized "Check-the-Box" Regulations, Sections 301.7701-2 and 301.7701-3, effective January 1, 1997, a limited liability company such as the Company will automatically be classified as a partnership for federal income tax purposes, unless an election is made to treat the limited liability company as an association taxable as a corporation. The Members Agreement of the Company prohibits such an election.

     Publicly Traded Partnerships. Generally, publicly traded partnerships are taxed as corporations for federal income tax purposes. A publicly traded partnership is any partnership (or limited liability company classified as a partnership for federal income tax purposes) in which ownership interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). Although it is likely that the Company will be treated as a publicly traded partnership, the Company should not be taxed as a corporation for federal income tax purposes because, based on the representations of the Manager, 90% or more of the Company's gross income consists of "qualifying income" as defined in Section 7704(d) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, so long as the Company's gross income for each taxable year consists of 90% or more of "qualifying income," the Company, as a publicly traded partnership, should qualify for the exception from corporate taxation for partnerships with qualifying income. There can be no assurance that the Company will continue to qualify for such exception.

     If, at any time, the Company were determined to no longer qualify for the qualifying income exception, and thus be taxable as a corporation rather than a partnership, income of the Company would be taxable to the Company at corporate rates and distributions to the Members could be taxable as dividends. Furthermore, any deductions, losses and credits would be allowed only to the Company and would not pass through to the Members.

     Tax Liability Exceeding Cash Distributions. Each Member will be required to report its allocable share of Company income, gains, losses, deductions, credits and items of tax preference on its federal income tax return for each taxable year, regardless of whether any cash distribution is actually made to such Member during the taxable year. Accordingly, a Member's tax liability attributable to the Company's income may exceed the cash distributed to such Member during a particular or any taxable year. Furthermore, any reduction in a Member's allocable share of the Company's non-recourse debt, if any, could result in a concurrent tax liability, even though no cash will have been distributed.

     Adjustment of Cost Basis of Partnership Assets. The Company is permitted to make an election under Code Section 754 to have the cost basis of its assets adjusted upon a transfer of any Class A Units. Such an election would, in effect, require the Company to adjust, but only with respect to the transferee of the Class A Units, the Company's basis in its properties to reflect the difference between the cost to the transferee of Class A Units and its pro rata share of the Company's basis in its properties. This adjustment would also require, in certain circumstances, an adjustment to the Company's basis in its assets upon distributions of appreciated or depreciated assets.

     It is unlikely that the Company would make such an election because (i) an election under Code Section 754, once made, cannot be revoked without obtaining the consent of the Internal Revenue Service, (ii) such an election may not necessarily be advantageous to all Members, and (iii) accounting complexities can result from having such an election in effect. The failure to make such an election could significantly change the amount received by a transferee upon the sale of its Class A Units or the amount of gain or loss recognized by a Member on the sale of Company assets. In addition, the failure to make such an election could significantly limit the ability of a Member to sell its Units.

     An audit of the Company's information may result in an audit of a Class A Member's own tax return.

     THE TAX ASPECTS OF AN INVESTMENT IN THE CLASS A UNITS ARE COMPLEX AND DEPENDENT ON UNSETTLED LAW OR FUTURE CIRCUMSTANCES AND EVERYONE IS ENCOURAGED TO CONSULT HIS OR HER OWN TAX ADVISORS IN EVALUATING THE TAX RISKS AND ASPECTS OF AN INVESTMENT IN THE COMPANY.


SUMMARY OF THE MEMBERS AGREEMENT

     The following is a summary of certain portions of the Members Agreement. All statements made below and elsewhere in this Registration Statement relating to the Members Agreement are qualified in their entirety by reference to the Members Agreement, a copy of which is filed as an exhibit hereto.


     Formation; Capital Contributions.

     The Company was formed on September 25, 1997, as a limited liability company pursuant to the Delaware Act. Edison made an initial capital contribution on September 26, 1997, of $100,000 in order to capitalize the Company. Edison also contributed its title to the Building on September 26, 1997. In exchange for such contributions, Edison received 10,000,000 Class B Units on September 26, 1997, which are exchangeable by Edison for the Class A Units. The issued and outstanding Class A Units of the Company have been issued to Edison for distribution by Edison to the holders of the Allowed General Unsecured Claims. No Class A Members have the obligation or the right to make additional capital contributions to the Company. In addition, no Member is entitled to withdraw any portion of its contribution or Capital Account (as defined in the Members Agreement), or receive any distribution, except as otherwise provided in the Members Agreement.

     Term of the Company.

     The term of the Company is until September 26, 2000, unless the Company is either (i) terminated earlier in accordance with the provisions of the Members Agreement, or (ii) extended by the Manager, with the approval of the Bankruptcy Court for good cause shown, for one or more additional two year periods beyond September 26, 2000. Under no circumstances will the Company continue after the liquidation and distribution of all Company assets in accordance with the Members Agreement and all Disputed General Unsecured Claims (as defined in the Plan of Reorganization) have been resolved.

     Classification of the Company for Tax Purposes.

     The Company currently is classified as a partnership for federal income tax purposes. The Class A Members have agreed not to take any action that would cause the relationship of the Members under the Members Agreement to be excluded from the application of all or any part of

Subchapter K of Chapter 1 of Subtitle A of the Code or from any successor provisions to Subchapter K under the Code or from any similar provisions of applicable state laws.

     Certain Duties and Responsibilities of the Manager.

     The Manager is responsible for the operations of the Company. The Manager, subject to certain approval rights of the Requisite Holders or Designation Members, is specifically authorized to (i) perform all obligations as lessor/owner of the Building, (ii) manage, maintain, repair, sell or mortgage the Building and (iii) enter into contracts relating to any of the foregoing matters. The Manager also has the power, subject to certain approval rights of the Requisite Holders or Designation Members, to take all actions that are necessary and advisable to effectuate the purposes of the Members Agreement, including, without limitation, the power and authority (i) to distribute Company assets to the Class A Members, (ii) sell, convey, transfer, assign, liquidate or abandon, Company assets or any parts thereof, upon such terms and for such consideration as the Manager deems desirable, (iii) endorse the payment of notes or other obligations of any person, or to make contracts with respect thereto, (iv) to borrow money for advisable purposes, (v) to appoint, engage, supervise and compensate officers or employees of the Company or others. The Manager may set record dates for the Company as it deems appropriate for the purposes of determining which Class A Members are entitled to receive distributions or notices from the Company, exercise voting rights or for any other purpose for which a record date is advisable.

     Limitations on Liability of the Manager.

     The Manager is not liable for anything it does or refrains from doing in connection with its duties as the Manager of the Company, unless it willfully breaches a material provision of the Members Agreement or acts grossly negligent in connection with its duties under the Members Agreement. The Manager may be indemnified by the Company to the full extent permitted by the Delaware Act, subject to the above exceptions. See "Indemnification of Directors and Officers," above.

     Rights and Powers of the Class A Members and Designation Members.

     The Designation Members and the Requisite Holders each have the power to remove the Manager of the Company with or without cause. In addition, the Designation Members have the power to call meetings of the Members. The affirmative vote of a majority of the record holders of the Class A Units represented at a meeting (at which a quorum is present) constitutes an act of the Members. The approval of either the Designation Members or the Requisite Holders is required prior to the Manager (i) adopting any annual budget for the Company, (ii) entering into any lease agreement for more than 20,000 square feet, except for the current lease agreement with Edison for Edison's corporate headquarters and (iii) making or committing to make an expenditure in an aggregate amount exceeding $1,000,000 for additions to the Company's property, plant or equipment. The approval of the Designation Members or Requisite Holders is required before the Manager causes the Company to enter into any contract for sale of the Building. The holder of the Class B Units does not have any voting rights.

     Transferability of Membership Units.

     Class A Members may transfer all or part of their Class A Units in accordance with Article V of the Members Agreement. Edison may not transfer any Class B Units to any person except by operation of law. Article V of the Members Agreement provides that, prior to any transfer of Class A Units, the Manager must receive a notice of transfer from the selling Class A Member stating both the intended date of the transfer (no less than 10 or more than 30 days after date of notice) and the name of the transferee. Prior to the intended transfer date, the Manager may request, and the Class A Member must provide (i) a tax opinion to the effect that transfer will not result in the Company ceasing to be classified as a partnership for federal tax purposes, and
(ii) assurances that the selling Class A Member will reimburse the Company for any expenses that may be incurred in connection with the transfer. The selling Class A Member may then effect the proposed transfer on the intended transfer date or within thirty days thereafter. Any purported transfer that is either disapproved by the Company or does not comply with the provisions of Article V will be treated as null and void and the transferee will not acquire any title or ownership interest in the Class A Units; instead, the transferee will be deemed to hold the Class A Units for the benefit of the other Class A Members.


     Distributions to Class A Members.

     Subject to the establishment of certain reserves and the payment of certain other obligations of the Company (which obligations are described below), the Manager is required to distribute the available net profits of the Company to the Class A Members at least annually in proportion to their respective Class A Sharing Percentages. In addition, subject to the same limitations, the Manager is required to distribute any sale proceeds resulting from a sale of the Building to the Class A Members promptly following the consummation of any such sale. Before any distributions of available net profits or sale proceeds, the Manager is required to first pay taxes and unpaid administrative expenses of the Company; second, pay any professional fees incurred by the Company; third, pay any required tax distributions; and fourth, repay any outstanding loans of the Company. In addition, before any such distributions, the Manager is required to withhold certain proceeds in reserve for the benefit of subsequent holders of Class A Units (in proportion to the number of Class B Units remaining outstanding at the time of any such contemplated distribution). The Manager is required to inform the Members of the aggregate amount of any distribution.

     Distributions to Edison.

     The Company is required to make tax distributions to Edison in an amount equal to the taxable income of the Company allocated to Edison. The Company is required to notify Edison of the estimated amount of any taxable income or loss allocated to Edison promptly following the close of each fiscal quarter of the Company. The required tax distributions is to be made within 60 days following the close of each fiscal quarter in which the Company recognizes taxable income.

     Allocation of Income and Losses.

     In general, for federal income tax purposes, except as otherwise required by the Code or the Treasury Regulations, all items of income, gain, loss and deduction shall be allocated to the Members as follows:

     1. First, all items of income consisting of interest or other earnings on Reserved Proceeds shall be allocated to the holders of Class B Units in proportion to their respective Class B Sharing Percentages; and

     2. Second, all remaining items of income and loss shall be allocated to the Members in proportion to their respective Overall Sharing Percentages.

     Dissolution and Liquidation.

     The Company will be dissolved upon: (i) the expiration of the term of the Company, (ii) the bankruptcy of the Company or (iii) the unanimous written consent of the Members. The death, expulsion, bankruptcy or dissolution of any Member will not result in the Company's dissolution. Upon an event of dissolution, the Manager will cause a certificate of cancellation to be filed with Delaware Secretary of State and will appoint a Liquidation Agent to liquidate the Company and distribute its assets to the Class A Members in accordance with their respective Capital Account balances (as defined in the Members Agreement).

     Reports to Class A Members; Fiscal Year.

     The Manager is required to cause the Company to furnish to the Members an Annual Report of the Company promptly after filing the same with the SEC. If the Company is not required to file an Annual Report with the SEC, the Company will furnish the Members, within a comparable time period an Annual Report, substantially the same information that an Annual Report filed with the SEC would contain. The Company's fiscal year ends on December 31 of each year.

                                    PART F/S

     INDEX TO FINANCIAL STATEMENTS:



  Exhibit                                                                 Page
  ----------------------------------------------------------------------  ----

  Financial Statements for the Year Ended December 31, 1997:              F-1

        Independent Auditors Report.                                      F-2

        Balance Sheet (December 31, 1997).                                F-3

        Statement of Operations for the Period Ended                      F-4
               December 31,1997.

        Statement of Change in Members Equity for the                     F-5
               Period Ended December 31, 1997.

        Statement of Cash Flows for the Period Ended                      F-6
               December 31, 1997.

        Notes to Financial Statements (December 31, 1997).                F-7

  Financial Statements for the Quarter Ended March 31, 1998 (unaudited):  F-11

        Balance Sheet (March 31, 1998).                                   F-11

        Statement of Operations for the Period Ended                      F-12
               March 31, 1998.

        Statement of Change in Members Equity for                         F-13
               Period Ended March 31, 1998.

        Statement of Cash Flows for the Period Ended                      F-14
               March 31, 1998.

                                    PART III


INDEX TO EXHIBITS:

     The following list describes the exhibits filed as part of this registration statement on Form 10-SB:



  Exhibit Number  Exhibit                                                Page
  --------------  -------                                               -----
  2.1:            Articles of Organization of the Company filed
                  with the Delaware Secretary of State on September
                  24, 1997.

  2.2:            Members Agreement of EBS Building, L.L.C.,
                  A Limited Liability Company, dated as of
                  September 26, 1997.

  3:              See the Members Agreement, attached as Exhibit 2.2

  6.1:            See the Members Agreement, attached as Exhibit 2.2

  6.2: Management and Leasing Agreement by and between EBS Building, L.L.C. and Insignia Commercial
                  Group, Inc., dated December 31, 1997.

  6.4:            Lease by and between EBS Building, L.L.C.
                  and Edison Brothers Stores, Inc.

  6.5:            Property Management Agreement by and between
                  EBS Building, L.L.C. and Edison Brothers Stores, Inc.
                  dated September 26, 1997.

  6.6:            Loan Agreement by and between EBS Building,
                  L.L.C. and First Bank, dated as of March 16, 1998.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           REGISTRANT:

                                           EBS BUILDING, L.L.C.

                                           By: Price Waterhouse LLP, as Manager


                                           /s/ Keith F. Cooper
                                           ----------------------------------
Dated:  April 30, 1998                     By:  Keith F. Cooper
                                           Partner

                          INDEX TO FINANCIAL STATEMENTS

Exhibit                                                                                      Page
-------                                                                                      ----
Financial Statements for the Year Ended December 31, 1997:                                   F-1

         Independent Auditors Report.                                                        F-2

         Balance Sheet (December 31, 1997).                                                  F-3

         Statement of Operations for the Period Ended                                        F-4
               December 31, 1997.

         Statementof Change in Members Equity for the                                        F-5
               Period Ended December 31, 1997.

         Statement of Cash Flows for the Period Ended                                        F-6
               December 31, 1997.

         Notes to Financial Statements (December 31, 1997).                                  F-7

Financial Statements for the Quarter Ended March 31, 1998 (unaudited):                       F-11

         Balance Sheet (March 31, 1998).                                                     F-11

         Statement of Operations for the Period Ended                                        F-12
               March 31, 1998.

         Statement of Change in Members Equity for                                           F-13
               Period Ended March 31, 1998.

         Statement of Cash Flows for the Period Ended                                        F-14
               March 31, 1998.


EBS BUILDING,
L.L.C.
REPORT AND FINANCIAL STATEMENTS
DECEMBER 31, 1997

                [RUBIN, BROWN, GORNSTEIN & CO. LLP LETTERHEAD]



                         INDEPENDENT AUDITORS' REPORT


Members
EBS Building, L.L.C.
St. Louis, Missouri


We have audited the accompanying balance sheet of EBS Building, L.L.C., a Delaware limited liability company, as of December 31, 1997 and the related statements of operations, changes in members' equity and cash flows for the period beginning September 26, 1997 and ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBS Building, L.L.C. as of December 31, 1997, and the results of its operations and its cash flows for the period beginning September 26, 1997 and ended December 31, 1997 in conformity with generally accepted accounting principles.


                                  Rubin, Brown, Gornstein & Co. LLP

April 2, 1998

EBS BUILDING, L.L.C.
BALANCE SHEET
DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                       DECEMBER 31, 1997
ASSETS
  Rental Property                                                           $ 19,584,653
  Cash                                                                           403,919
  Rents receivable                                                                 7,465
  Due from Edison Brothers Stores, Inc.                                           61,398
  Prepaid expenses                                                                61,040
                                                                            ------------
     Total assets                                                           $ 20,118,475
                                                                            ============

LIABILITIES
  Accounts payable                                                          $     63,418
  Accrued professional fees                                                      139,297
  Accrued utilities                                                               72,644
  Accrued salaries                                                                45,777
  Due to Edison Brothers Stores, Inc.                                            112,022
  Other liabilities                                                               12,495
                                                                            ------------

     Total liabilities                                                           445,653
                                                                            ------------

MEMBERS' EQUITY:
  Membership Units (Class A - 10,000,000 authorized, 9,058,041 issued and outstanding; Class B - 941,959 authorized,
   issued and outstanding)                                                           -
  Paid-in capital                                                             19,810,522
  Retained earnings                                                             (137,700)
                                                                            ------------
     Total members' equity                                                    19,672,822
                                                                            ------------
     Total liabilities and members' equity                                  $ 20,118,475
                                                                            ============





   The accompanying notes are an integral part of these financial statements.

EBS BUILDING, L.L.C.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                            FOR THE PERIOD ENDED
                                                              DECEMBER 31, 1997
Income:
   Rent                                                           $  822,477
   Other                                                              25,455
                                                                  ----------

      Total income                                                   847,932
                                                                  ----------

Expenses:
   Maintenance                                                       274,034
   Professional fees                                                 157,918
   Utilities                                                         153,478
   General and administrative                                        131,329
   Property taxes                                                    101,340
   Other operating expenses                                           41,664
                                                                  ----------

      Total expenses                                                 859,763
                                                                  ----------

Rental loss before depreciation                                      (11,831)

   Depreciation                                                      125,869
                                                                  ----------

Net loss                                                          $ (137,700)
                                                                  ==========




   The accompanying notes are an integral part of these financial statements.

EBS BUILDING, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                             CLASS A       CLASS B
                                           MEMBERSHIP    MEMBERSHIP       PAID IN        RETAINED
                                              UNITS         UNITS         CAPITAL        EARNINGS        TOTAL
Balance, September 26, 1997                      -             -       $      -       $      -        $      -

Original capital contribution                    -       10,000,000     19,810,522           -         19,810,522

Units transferred                           9,058,041    (9,058,041)          -              -               -

Current period loss                              -             -              -          (137,700)       (137,700)
                                          -----------   -----------    -----------    -----------     -----------

Balance, December 31, 1997                  9,058,041       941,959    $19,810,522    $  (137,700)    $19,672,822
                                          ===========   ===========    ===========    ===========     ===========




   The accompanying notes are an integral part of these financial statements.

EBS BUILDING, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                       FOR THE PERIOD ENDED
                                                                                         DECEMBER 31, 1997
Cash flows from operating activities:
   Net loss                                                                                $  (137,700)
   Reconciliation of net loss to cash flows
    provided by operating activities:
      Depreciation expense                                                                     125,869
      Changes in operating assets and liabilities:
        Increase in assets, excluding cash
         and rental property                                                                  (129,903)
        Increase in liabilities                                                                445,653
                                                                                           -----------

        Cash flows provided by operating activities                                            303,919
                                                                                           -----------

Cash flows from financing activities:
   Capital contribution                                                                        100,000
                                                                                           -----------

        Cash flows provided by financing activities                                            100,000
                                                                                           -----------

Net increase in cash                                                                           403,919

Cash, beginning of period                                                                            -
                                                                                           -----------


Cash, end of period                                                                        $   403,919
                                                                                           ===========

Supplemental disclosure of noncash financing activities:
   Contribution of land and building                                                       $19,710,522
                                                                                           ===========


   The accompanying notes are an integral part of these financial statements.

EBS BUILDING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------


1.       DESCRIPTION OF BUSINESS

         EBS Building, L.L.C. (the "Company") is a limited liability company organized on September 25, 1997 under the Delaware Limited Liability Company Act. The Company is governed by a Members Agreement, dated as of September 26, 1997 (the "Members Agreement"). The Company was formed in connection with the reorganization proceedings of Edison Brothers Stores, Inc. ("Edison") under Chapter 11 of the United States Bankruptcy Code. Pursuant to Edison's Chapter 11 plan of reorganization (the "Plan of Reorganization"), Edison transferred title to its land and building at 501 North Broadway in downtown St. Louis, Missouri (the "Building") to the Company on September 26, 1997 as a part of the overall distribution to holders of Allowed General Unsecured Claims against Edison (as defined in the Plan of Reorganization), who received Membership Units in the Company (as more fully described below in Note
         4).  The Company began operations on September 26, 1997.

         Pursuant to the Members Agreement, the Company is organized for the exclusive purposes of acquiring, owning, managing, maintaining, repairing, leasing, selling, hypothecating, mortgaging or otherwise dealing with the Building, and for receiving, administering and distributing any disposition proceeds relating thereto. It primarily derives income from the rental of office space. The proceeds from the eventual sale of the Building will be distributed along with any other Company assets to the appropriate holders of Membership Units (the "Members") in accordance with the Members Agreement.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of significant accounting policies is presented to assist in evaluating the Company's financial statements included in this report. These principles conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BASIS OF PRESENTATION
         These financial statements include the accounts of EBS Building, L.L.C. for the period from September 26, 1997 through December 31, 1997.

         CASH
         Cash consists of an amount held in a demand deposit account in the Company's name at a highly-rated financial institution.

         RENTAL PROPERTY
         Rental property includes land and building. Land and building were recorded at their carryover basis from Edison (i.e., Edison's historical book value) at September 26, 1997. Maintenance, repairs, and minor improvements are expensed as incurred. The Building is depreciated using the straight-line method over its estimated useful life of 38 years.

EBS BUILDING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
PAGE 2
--------------------------------------------------------------------------------

         RENTAL INCOME AND OPERATING EXPENSES
         Rental income and operating expenses are recorded on the accrual basis of accounting.

         INCOME TAXES
         The Company is not subject to income taxes. Instead, the members report their distributive share of the Company's profits and losses on their respective income tax returns.

3.       RENTAL PROPERTY

         Rental property includes the following:

                                                        DECEMBER 31, 1997

         Land                                              $ 2,250,520
         Building                                           17,765,629
                                                           -----------

                                                            20,016,149
         Accumulated depreciation                             (431,496)
                                                           -----------

                                                           $19,584,653
                                                           ===========


         The Building is located in downtown St. Louis, Missouri and is primarily leased to various businesses for office space. The Building has 434,136 square feet of rentable space. At December 31, 1997, the Building had six tenants leasing 319,180 square feet for an occupancy rate of 74%. The average annual rent per square foot was $9.87 as of December 31, 1997.

         The only tenant in the Building that occupies greater than 10% of the leasable space is Edison. Edison leases 273,068 square feet of rentable office space, or approximately 63% of total rentable space, at an annual rent of $2,340,540. Edison's lease expires in September 2000 with an option to renew for one year at $12 per square foot or for seven years at prevailing market rates.

         Below is a summary of lease expirations, by year, at December 31, 1997. Amounts represent minimum lease requirements and do not include revenues from rent escalations:

                                                                       PERCENT
                      NUMBER OF          SQUARE          ANNUAL       OF GROSS
         YEAR         EXPIRATIONS         FEET            RENT       ANNUAL RENT

         1999              1              5,559      $    77,826          2%
         2000              2            286,675      $ 2,544,645         81%
         2001              3             26,946      $   527,058         17%

EBS BUILDING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
PAGE 3
--------------------------------------------------------------------------------


         At December 31, 1997, minimum payments due to the Company under noncancelable operating lease agreements are as follows:

                                             ANNUAL
          YEAR                                RENT

          1998                           $  3,172,834
          1999                              3,182,242
          2000                              2,364,155
          2001                                192,947
                                         ------------

                                         $  8,912,178
                                         ============


4.       MEMBERS' EQUITY

         On September 26, 1997, Edison transferred the title of the Building to the Company in exchange for 10,000,000 Class B Membership Units of the Company, which represented all of the outstanding Membership Units of the Company. On December 12, 1997, in accordance with the Company's Members Agreement and the Plan of Reorganization, Edison exchanged 9,058,041 Class B Membership Units for 9,058,041 Class A Membership Units of the Company and simultaneously distributed such units to holders of Allowed General Unsecured Claims. All outstanding Class B Membership Units will eventually be canceled and an equivalent number of Class A Membership Units issued to the holders of Allowed General Unsecured Claims as required by the Members Agreement and the Plan of Reorganization. At December 31, 1997, Edison held 941,959 Class B Membership Units.

5.       RELATED PARTY TRANSACTIONS

         During 1997, Edison was employed by the Company as the property manager of the Building. As property manager, the Company paid Edison management fees and reimbursed Edison for employee salaries totaling $104,150 for the period from September 26, 1997 through December 31, 1997. As of December 31, 1997, the Company was due $61,398 from Edison primarily relating to overpayment of payroll costs. The Company owed $112,022 as of December 31, 1997 primarily for property taxes paid by Edison on behalf of the Company.

         One of Edison's six board members is an employee of a Member of the Company.

6.       SUBSEQUENT EVENTS

         UNUSED LINE OF CREDIT
         Effective March 16, 1998, the Company entered into a $2,000,000 revolving line of credit with First Bank (the "Line of Credit"). The Company presently intends to use the Line of Credit for working capital needs and tenant improvements. Borrowings under the Line of Credit bear interest at a rate per annum equal to the LIBOR rate plus 2.25%. There was no commitment fee for this Line of Credit. Payments due for borrowings on the Line of Credit are for interest only

EBS BUILDING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
PAGE 4
--------------------------------------------------------------------------------



         until maturity (March 15, 1999), when all outstanding principal and interest is due and payable. As of the date of this report, there were no outstanding borrowings under the Line of Credit.


         LEASE AGREEMENT
         In February 1998, the Company entered into a ten-year lease agreement with another tenant for 20,280 square feet of rentable office space, thereby increasing the Building's occupancy rate from 74% to 78%. The lease agreement provides for the Company to pay for tenant improvements of up to $304,200 over the life of the lease.

         TRANSFER OF MEMBERSHIP UNITS
         During February 1998, Edison exchanged an additional 280,560 Class B Membership Units for 280,560 Class A Membership Units of the Company and simultaneously distributed such units to holders of Allowed General Unsecured Claims.

                              EBS BUILDING, L.L.C.
                                 BALANCE SHEET


                                                      MARCH 31, 1998   DECEMBER 31, 1997
ASSETS
 Rental property                                     $     19,497,594      $ 19,584,653
 Cash                                                         489,765           403,919
 Rents receivable                                               8,160             7,465
 Due from Edison Brothers Stores, Inc.                         73,479            61,398
 Prepaid expenses (a)                                         129,903            61,040
 Other Assets                                                     402
                                                     ----------------      ------------
  Total assets                                       $     20,199,303      $ 20,118,475
                                                     ----------------      ------------


LIABILITIES
 Accounts payable                                    $        208,133      $     63,418
 Accrued professional fees                                    235,579           139,297
 Accrued utilities                                             75,479            72,644
 Accrued salaries                                              25,775            45,777
 Accrued property taxes                                       104,031
 Accrued property insurance                                    23,746
 Due to Edison Brothers Stores, Inc.                                            112,022
 Other liabilities                                              6,559            12,495
                                                     ----------------      ------------

  Total liabilities                                           679,303           445,653
                                                     ----------------      ------------

MEMBERS' EQUITY:
 Membership Units (Class A - 10,000,000 authorized,
  9,338,601 issued and
  outstanding; Class B - 661,399 authorized,
  issued and outstanding)                                     -                 -
 Paid-in capital                                           19,810,522        19,810,522
 Retained earnings                                           (290,522)         (137,700)
                                                     ----------------      ------------

  Total members' equity                                    19,520,000        19,672,822
                                                     ----------------      ------------

  Total liabilities and members' equity              $     20,199,303      $ 20,118,475
                                                     ================      ============

(a) - Prepaid expenses at March 31, 1998 include capitalized lease commissions paid of $119,023, net of accumulated amortization of $992, related to a 10-year lease entered into on February 16, 1998. Such commissions will be amortized over the life of the lease.

                              EBS BUILDING, L.L.C.
                            STATEMENT OF OPERATIONS

                                                 FOR THE 3 MONTHS ENDED
                                                     MARCH 31, 1998

Income:
 Rent                                               $     816,887
 Other                                                     30,318
                                                    -------------
  Total income                                            847,205
                                                    -------------
Expenses:
 Maintenance                                              295,354
 Professional fees                                        197,187
 Utilities                                                170,281
 General and administrative                                78,311
 Property taxes                                           104,030
 Other operating expenses                                  39,813
                                                    -------------
  Total expenses                                          884,976
                                                    -------------
Rental loss before depreciation & amortization            (37,771)

 Depreciation & amortization                              115,051
                                                    -------------
Net loss                                            $    (152,822)
                                                    =============

                              EBS BUILDING, L.L.C.
                    STATEMENT OF CHANGES IN MEMBERS' EQUITY


                                 CLASS A     CLASS B
                                MEMBERSHIP  MEMBERSHIP    PAID IN    RETAINED
                                   UNITS       UNITS      CAPITAL    EARNINGS      TOTAL
Balance, December 31, 1997      9,058,041     941,959  $ 19,810,522   $ (137,700) $ 19,672,822

Units transferred                 280,560    (280,560)       -             -            -

Current period loss                  -           -           -          (152,822)     (152,822)
                                ---------     -------  ------------   ----------   -----------
Balance, December 31, 1997      9,338,601     661,399  $ 19,810,522   $ (290,522)  $19,520,000
                                =========     =======  ============   ==========   ===========


                              EBS BUILDING, L.L.C.
                            STATEMENT OF CASH FLOWS

                                                       FOR THE 3 MONTHS ENDED
                                                           MARCH 31, 1998
Cash flows from operating activities:
 Net loss                                                 $      (152,822)
 Reconciliation of net loss to cash flows
  provided by operating activities:
  Depreciation & amortization expense                             115,051
  Changes in operating assets and
  liabilities:
   Increase in assets, excluding cash
    and rental property                                           (83,033)
   Increase in liabilities                                        233,650
                                                           --------------
   Cash flows provided by operating activities                    112,846
                                                           --------------
Cash flows from investing activities:
 Capital Expenditures (net)                                       (27,000)
                                                           --------------
   Cash flows provided by investing activities                    (27,000)
                                                           --------------
Net increase in cash                                               85,846

Cash, beginning of period                                         403,919
                                                           --------------
Cash, end of period                                       $       489,765
                                                          ===============


                              INDEX TO EXHIBITS

Exhibit Number             Exhibit                                                 Page
--------------             -------                                                 ----
2.1:                       Articles of Organization of the Company filed with
                           the Delaware Secretary of State on September 24,
                           1997.

2.2:                       Members Agreement of EBS Building, L.L.C., A Limited
                           Liability Company, dated as of September 26, 1997.

3:                         See the Members Agreement, attached as Exhibit 2.2

6.1:                       See the Members Agreement, attached as Exhibit 2.2

6.2: Management and Leasing Agreement by and between EBS Building, L.L.C. and Insignia Commercial
                           Group, Inc., dated December 31, 1997.

6.4:                       Lease by and between EBS Building, L.L.C.
                           and Edison Brothers Stores, Inc.

6.5:                       Property Management Agreement by and between
                           EBS Building, L.L.C. and Edison Brothers Stores, Inc.
                           dated September 26, 1997.

6.6:                       Loan Agreement by and between EBS Building,
                           L.L.C. and First Bank, dated as of March 16, 1998.
